

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

Form 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission File Number: 01-14010

C. Full title of the plan and the address of the plan, if different from that of the issuer name below:

Waters Employee Investment Plan

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan

Date: June 27, 2003

By: 
John Ornell
Employee Benefits Administration Committee

WATERS EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
TO ACCOMPANY 2002 FORM 5500
ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN
UNDER ERISA

as of December 31, 2002 and 2001
and for the year ended December 31, 2002

WATERS EMPLOYEE INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

as of December 31, 2002 and 2001
and for the year ended December 31, 2002

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Auditors

To the Participants and Administrator of
The Waters Employee Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Waters Employee Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2003

WATERS EMPLOYEE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2002 and December 31, 2001

	December 31, 2002		December 31, 2001	
Assets:				
Investments, at fair value (Note B):				
Waters Corporation Stock Fund	$ 17,327,367	*	$ 31,705,342	*
Fidelity Puritan Fund	16,845,742	*	18,944,589	*
Fidelity Magellan Fund	23,554,068	*	31,560,075	*
Fidelity Growth Company Fund	6,152,367		10,005,109	*
Fidelity Growth & Income Portfolio	9,062,618	*	11,359,351	*
Fidelity Intermediate Bond Fund	7,772,021	*	6,472,604	
Fidelity Low-Priced Stock Fund	6,098,900		6,304,684	
Fidelity Diversified International Fund	8,882,064	*	9,863,503	*
AIM Constellation Fund A	9,738,326	*	13,353,088	*
Fidelity U.S. Bond Index Fund	4,908,569		3,089,319	
Spartan U.S. Equity Index Fund	1,789,021		2,037,446	
Templeton Developing Markets Trust A	248,533		184,984	
Self-Directed Brokeragelink Option:				
Common stock	4,087,579		5,746,432	
Mutual funds	1,968,228		2,405,664	
Other investments	140,828		173,427	
Cash and cash equivalents	2,232,221		1,591,670	
Fidelity Retirement Government Money Market Portfolio	22,542,923	*	19,422,649	*
Fidelity Freedom Income Fund	26,967		-	
Fidelity Freedom 2000 Fund	26,375		-	
Fidelity Freedom 2010 Fund	180,638		-	
Fidelity Freedom 2020 Fund	678,631		-	
Fidelity Freedom 2030 Fund	281,979		-	
Fidelity Freedom 2040 Fund	56,544		-	
Participant loans receivable	4,312,837		4,306,670	
Total investments	148,915,346		178,526,606	
Receivables:				
Employer's contributions	67,119		54,625	
Employees' contributions	226,002		186,180	
Net assets available for benefits	$ 149,208,467		$ 178,767,411	

* Investment exceeds 5% of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

Investment income (loss):	
Net depreciation in fair value of investments (Note C)	(35,942,209)
Interest income	682,722
Dividend income	1,681,346
	(33,578,141)
Contributions:	
Employer's contributions	2,672,136
Employees' contributions	8,293,467
Rollovers	347,888
	11,313,491
Total additions (deductions)	(22,264,650)
Benefit payments to beneficiaries and participants	7,247,928
Administrative expenses	46,366
Total deductions	7,294,294
Net decrease	(29,558,944)
Net assets available for benefits:	
Beginning of year	178,767,411
End of year	$ 149,208,467

The accompany notes are an integral part of the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan

General

The following description of the Waters Employee Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation ("Waters" or the "Company"), Waters Operating Corporation, and any eligible, legally affiliated company ("Waters Company") to provide for their future financial security through participation in a systematic savings program to which each participating employer (the "Employer" or "Employers") also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the "IRC"), which allow a participant to elect to reduce taxable compensation (subject to certain limitations), with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility for Participation

Employees are eligible to participate in the Plan thirty days following their date of hire. The Employer does not begin to match employee contributions until the employees have completed one year of service.

Contributions

Participants may elect to voluntarily contribute to the Plan from 1% to 30% of their annual compensation up to $11,000 (for 2002) on a before-tax basis.

For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the Performance Bonus Plan, and management incentive bonuses or certain other designated incentive plans. The Employer will match 50% of the first 6% of compensation contributed by the participant upon completion of a one-year service requirement. The employer matching contribution follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.

WATERS EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant's account is credited with the participant's contributions and the Employer matching contributions and an allocation of Plan earnings and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants' accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting

Participants are fully vested in their contributions plus actual earnings thereon, as well as Employer matching contributions, at all times.

Rollover Election

Employees may make an eligible rollover contribution to the Plan at any time, even if they are not yet eligible to participate in the Plan.

Employees may irrevocably elect to rollover all or any portion of a distribution from the Waters Employee Investment Plan to the Waters Retirement Plan following termination (other than for death or disability).

Investments

Total investment options to which participants may direct their contributions in the Plan were twenty and fourteen at December 31, 2002 and 2001, respectively. Each investment option offers a different level of risk and expected rate of return. Current investment options available to Plan participants include the following:

Waters Corporation Stock Fund ("Stock Fund") - Provides the benefits of being invested in company stock while also providing a short-term cash component for daily trading. Fidelity's Money Market Class I is used as a temporary investment for funds in the Stock Fund that have not been used to purchase shares of common stock.

Fidelity Puritan Fund - Seeks high income with preservation of capital by investing in a broadly diversified portfolio of securities. Also considers the potential for growth of capital.

Fidelity Magellan Fund - Seeks to increase value over the long term by investing mainly in equity securities of companies with growth potential.

Fidelity Growth Company Fund - Seeks to increase value over the long term by investing mainly in equity securities of companies with growth potential.

Fidelity Growth and Income Portfolio - Seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities.

Fidelity Intermediate Bond Fund - Seeks high current income by investing normally in investment-grade debt securities while maintaining an average maturity of three to ten years.

Fidelity Low-Priced Stock Fund - Seeks to increase value over the long term by investing mainly in low-priced stocks.

Fidelity Diversified International Fund - Seeks to increase value over the long term by investing in securities around the world.

AIM Constellation Fund A - Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

Spartan U.S. Equity Index Fund - Seeks investment results that try to duplicate the composition and total return of the S&P 500.

Fidelity U.S. Bond Index Fund - Seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. Invests in investment grade of medium to high quality or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

Templeton Developing Markets Trust A - Seeks to increase value over the long term through capital growth by investing primarily in common stocks of companies in emerging or developing international markets. Focuses on countries in which it believes the economies are developing strongly. Involves greater risks and may offer greater potential returns than U.S. investments.

Self-Directed Brokeragelink Option - Allows participants to invest in a wide variety of stocks, bonds, certificates of deposit, and both Fidelity and non-Fidelity mutual funds. Risk and return characteristics vary, depending on the investment choices of the participant, primarily consists of common stocks and cash equivalents.

Fidelity Retirement Government Money Market Portfolio - Seeks to preserve investments, maintain a stable price and provide current income by investing in high-quality, short-term money market securities in which the U.S. government or its agencies guarantee timely payments of principal and interest.

Fidelity Freedom Income Fund – Seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund – Seeks to provide high total returns for those planning to retire around 2000. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund – Seeks to provide high total returns for those planning to retire around 2010. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund – Seeks to provide high total returns for those planning to retire around 2020. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund – Seeks to provide high total returns for those planning to retire around 2030. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund – Seeks to provide high total returns for those planning to retire around 2040. The mix of underlying funds will gradually become more conservative over time.

Administration

Fidelity Management Trust Company ("Fidelity") is the trustee and custodian for the Plan and Fidelity Institutional Retirement Services Company is the recordkeeper for the Plan.

Benefits

Benefits are paid in one lump sum upon death, disability, retirement, or termination. Participants who are actively employed and have attained the age of 59-1/2 may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan administrator, a representative of the Company management.

Administrative Expenses

Certain administrative expenses are paid for by the Plan. Other expenses (such as legal, audit, and consulting fees) incurred in the administration of the Plan are paid for by the Company.

Loans

Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the 12 months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances.

Principal is repaid through payroll deductions for a period up to five years, except for loans made in purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants' account balances. During 2002 and 2001, interest rates on outstanding loans ranged from 4.75% to 9.50% and 6.00% to 10.00%, respectively.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. Benefits payable at year end are not accrued for as they are considered to be a component of net assets available for benefits.

Investment Valuation

Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset value of shares held by the Plan at year end.

Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year and the fair value of short-term liquid investments necessary to satisfy the fund's cash needs for transfers and payments.

Other investment securities are stated at fair value based on their quoted market prices on the last business day of the year.

Participant loans are valued at cost, which approximates fair value.

Investment Transactions and Investment Income

Investment transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Contributions

Employer and employee contributions are recorded in the period in which payroll deductions are made from the employee's compensation.

Benefit Payments

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

C. Net Depreciation in Fair Value

	December 31, 2002
Waters Corporation Stock Fund	$(13,104,113)
Mutual Funds	(20,237,360)
Self-Directed Brokeragelink Option	(2,600,736)
Net depreciation in fair value of investments	$(35,942,209)

D. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for administrative services amounted to $46,366 for the year ended December 31, 2002. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.

During the year ended December 31, 2002, the Plan purchased units in the Stock Fund in the amount of $1,188,173, sold units in the Stock Fund in the amount of $2,507,242, had net depreciation of $13,104,113, administrative expenses of $13,636, and interest and dividend income of $58,843 in the Stock Fund. The total value of the Plan's investment in the Stock Fund was $17,327,367 and $31,705,342 at December 31, 2002 and 2001, respectively.

E. Plan Amendment and Termination

The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the IRC and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

F. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

G. Subsequent Event

Effective January 16, 2003, the Waters Investment Plan was amended to provide eligibility and vesting credits to individuals previously employed by Rheometrics Scientific, Inc. who became eligible to participate in this Plan as a result of the acquisition of certain assets of Rheumatics Scientific, Inc.

WATERS EMPLOYEE INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Shares	Description	Current Value
252,483.63	* Waters Corporation Stock Fund	$ 17,327,367
1,066,861.43	* Fidelity Puritan Fund	16,845,742
298,303.80	* Fidelity Magellan Fund	23,554,068
173,697.54	* Fidelity Growth Company Fund	6,152,367
298,997.62	* Fidelity Growth & Income Portfolio	9,062,618
724,326.29	* Fidelity Intermediate Bond Fund	7,772,021
242,308.32	* Fidelity Low-Priced Stock Fund	6,098,900
517,602.78	* Fidelity Diversified International Fund	8,882,064
585,587.83	AIM Constellation Fund A	9,738,326
436,705.40	* Fidelity U.S. Bond Index Fund	4,908,569
57,432.44	* Spartan U.S. Equity Index Fund	1,789,021
24,853.32	Templeton Developing Markets Trust A	248,533
N/A	Self-Directed Brokeragelink Option	8,428,856
22,543,923.20	* Fidelity Retirement Government Money Market Portfolio	22,542,923
2,544.05	* Fidelity Freedom Income Fund	26,967
2,395.60	* Fidelity Freedom 2000 Fund	26,375
15,790.08	* Fidelity Freedom 2010 Fund	180,638
63,781.09	* Fidelity Freedom 2020 Fund	678,631
27,537.06	* Fidelity Freedom 2030 Fund	281,979
9,649.23	* Fidelity Freedom 2040 Fund	56,544
N/A	* Participant loans, with interest rates ranging from 4.75% to 10.00%.	4,312,837
		$ 148,915,346

* Party-in-interest.

EXHIBIT 99.1

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Waters Corporation, that, to his knowledge, the Annual Report for the Waters Employee Investment Plan on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K.

Date: June 27, 2003



John Ornell
Vice President, Finance and Administration
and Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-60054) of Waters Corporation of our report dated June 24, 2003 relating to the financial statements and supplemental schedule of the Waters Employee Investment Plan as of and for the year ended December 31, 2002 included with this Form 11-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 24, 2003